UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Shutterfly, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

82568P304
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82568P304

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 259,340*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 259,340*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,340

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) PN

* Shares are held for the benefit of 9 Managing Directors of the General Partner per terms of the partnership agreement. Sutter Hill Ventures, A California Limited Partnership has neither voting nor dispositive power over these shares and disclaims any beneficial ownership and pecuniary interest in these shares.

CUSIP No. 82568P304

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50,640*

	6.	Shared Voting Power 259,340**

	7.	Sole Dispositive Power 50,640*

	8.	Shared Dispositive Power 259,340**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,980

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.3%

12.	Type of Reporting Person (See Instructions) IN

* Includes 18,331 shares held in The Anderson Living Trust of which the reporting person is the trustee, 17,375 shares held by a retirement trust for the benefit of the reporting person and 14,934 shares held by Anvest, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the living trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 82568P304

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 259,340*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 259,340*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,340

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) IN

* Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 82568P304

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 109,649*

	6.	Shared Voting Power 259,340**

	7.	Sole Dispositive Power 109,649*

	8.	Shared Dispositive Power 259,340**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,989

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) IN

* Includes 89,492 shares held in The Younger Living Trust of which the reporting person is the trustee and 20,157 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 82568P304

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 202,757*

	6.	Shared Voting Power 259,340**

	7.	Sole Dispositive Power 202,757*

	8.	Shared Dispositive Power 259,340**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 462,097

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) IN

* Includes 145,232 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 27,075 shares held by a retirement trust for the benefit of the reporting person and 30,450 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the revocable trust’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 82568P304

1.	Names of Reporting Persons Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,707*

	6.	Shared Voting Power 259,340**

	7.	Sole Dispositive Power 10,707*

	8.	Shared Dispositive Power 259,340**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,047

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) IN

* Includes 10,707 shares held in The Gregory P. and Sarah J. D. Sands Trust Agreement of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

* Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 82568P304

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,746*

	6.	Shared Voting Power 259,340**

	7.	Sole Dispositive Power 16,746*

	8.	Shared Dispositive Power 259,340**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,086

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) IN

* Includes 8,718 shares held in The Gaither Revocable Trust of which the reporting person is the trustee and 8,028 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 82568P304

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 41,131*

	6.	Shared Voting Power 259,340**

	7.	Sole Dispositive Power 41,131*

	8.	Shared Dispositive Power 259,340**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,471

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) IN

* Includes 20,280 shares held in The White Family Trust of which the reporting person is a trustee, 1,684 shares held by a retirement trust for the benefit of the reporting person and 19,167 shares of director’s options which will be exercisable on 2/29/08.  The reporting person disclaims beneficial ownership of the family trust’s and the director’s options shares except as to the reporting person’s pecuniary interest therein.  The reporting person shares pecuniary interest in the director’s options shares with other individuals pursuant to a contractual relationship.

** Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 82568P304

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,292*

	6.	Shared Voting Power 259,340**

	7.	Sole Dispositive Power 49,292*

	8.	Shared Dispositive Power 259,340**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,632

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.3%

12.	Type of Reporting Person (See Instructions) IN

* Includes 47,852 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee and 1,440 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 82568P304

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,037*

	6.	Shared Voting Power 259,340**

	7.	Sole Dispositive Power 4,037*

	8.	Shared Dispositive Power 259,340**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,377

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) IN

* Includes 4,037 shares held by a retirement trust for the benefit of the reporting person.

** Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 82568P304

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 259,340*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 259,340*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,340

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) IN

* Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest therein.

Item 1.
	(a)	Name of Issuer Shutterfly, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2800 Bridge Parkway, Suite 101, Redwood City, CA 94065

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 82568P304

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

                                N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 12
	(b)	Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 12
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 12. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet and Sheehan are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, and as such share voting and dispositive power over the shares held by the partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒—See Exhibit A Note 11.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2008
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ James N. White
Signature

James N. White
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature

EXHIBIT A TO SCHEDULE 13G - SHUTTERFLY, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	259,340	Notes 2 & 11			1.1%

David L. Anderson	50,640	Notes 3 & 11			0.2%
			309,980	Note 1	1.3%
G. Leonard Baker, Jr.	0	Note 11			0.0%
			259,340	Note 1	1.1%
William H. Younger, Jr.	109,649	Notes 4 & 11			0.4%
			368,989	Note 1	1.5%
Tench Coxe	202,757	Notes 5 & 11			0.8%
			462,097	Note 1	1.9%
Gregory P. Sands	10,707	Notes 6 & 11			0.0%
			270,047	Note 1	1.1%
James C. Gaither	16,746	Notes 7 & 11			0.1%
			276,086	Note 1	1.1%
James N. White	41,131	Notes 8 & 11			0.2%
			300,471	Note 1	1.2%
Jeffrey W. Bird	49,292	Notes 9 & 11			0.2%
			308,632	Note 1	1.3%
David E. Sweet	4,037	Notes 10 & 11			0.0%
			263,377	Note 1	1.1%
Andrew T. Sheehan	0	Note 11			0.0%
			259,340	Note 1	1.1%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnership is organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes individual shares plus all shares held by Sutter Hill Ventures, A California Limited Partnerhip in which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest therein.

Note 2:  Shares are held for the benefits of 9 Managing Directors of the General Partner per terms of the partnership agreement. Sutter Hill Ventures, A California Limited Partnership has neither voting nor dispositive power over these shares and disclaims any beneficial ownership and pecuniary interest in these shares.

Note 3:  Includes 18,331 shares held in The Anderson Living Trust of which the reporting person is the trustee, 17,375 shares held by a retirement trust for the benefit of the reporting person and 14,934 shares held by Anvest, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the living trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 4:  Includes 89,492 shares held in The Younger Living Trust of which the reporting person is the trustee and 20,157 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 5:  Includes 145,232 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 27,075 shares held by a retirement trust for the benefit of the reporting person and 30,450 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the revocable trust’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

Note 6:  Includes 10,707 shares held in The Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 7:  Includes 8,718 shares held in The Gaither Revocable Trust of which the reporting person is the trustee and 8,028 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 8:  Includes 20,280 shares held in The White Family Trust of which the reporting person is a trustee, 1,684 shares held by a retirement trust for the benefit of the reporting person and 19,167 shares of director’s options which will be exercisable on 2/29/08. The reporting person disclaims beneficial ownership of the family trust’s and the director’s options shares except as to the reporting person’s pecuniary interest therein. The reporting person shares pecuniary interest in the director’s options shares with other individuals pursuant to a contractual relationship.

Note 9:  Includes 47,852 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee and 1,440 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

Note 10:  Includes 4,037 shares held by a retirement trust for the benefit of the reporting person.

Note 11:  Final filing for the reporting person.